

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 22, 2017

<u>Via E-Mail</u>
Brian Dally
President, Chief Executive Officer and Director
Groundfloor Finance Inc.
75 Fifth Street, NW, Suite 2170
Atlanta, GA 30308

> **Re: Groundfloor Finance Inc.**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed December 14, 2017**
> **File No. 024-10758**

Dear Mr. Dally:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 28, 2017 letter.

<u>General</u>

1.   We note your response to comment 2 of our letter, and we reissue the comment. Item 4 of Form 1-A requires dilution disclosure where there is "a material disparity between the public offering price and the effective cash cost to officers, directors, promoters and affiliated persons for shares acquired by them in a transaction during the past year, <u>or that they have a right to acquire</u> [emphasis added] . . . ." In addition to the convertible notes and the warrant issued in connection with the ISB Note, your financial statement disclosure indicates that you have outstanding 747,373 shares of Series A Convertible Preferred Stock and 568,796 shares of Series Seed Convertible Preferred Stock, and your disclosure on page 51 indicates that a material percentage of your preferred stock is held

by members of management. Finally, we note your disclosure on page F-19 that "[s]hares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time." Please provide the dilution disclosure required by Item 4 of Form 1-A or tell us why you believe this disclosure is not required.

Cover page

2.   We note your response to comment 5 of our letter and your revised disclosure. Please revise your offering circular generally to clarify that sales of your common stock and LROs combined may not exceed $50,000,000 within a 12-month period. By way of example, we note your statement on page 6 that "[t]he [Tier 2 LRO] offering is for $50,000,000 of LROs."

Securities Being Offered, page 59

3.   We note your references, including in the risk factor on page 10 under the heading "The Investor Agreement and the Groundfloor Common Stock Agreement limit your rights in some important respects," to an Investor Agreement. Please revise your disclosure in this section to provide all of the disclosures required by Item 14(a) of Form 1-A relating to the Investor Agreement, or advise us why such disclosure is not material. Additionally, please revise your disclosure on page 61 under the heading "Plan of Distribution — Subscribing for Groundfloor Common Stock" to clarify that investors must also agree to the terms of the Investor Agreement, or advise.

4.   Response to comment 10 indicates that there will be no restrictions on transfer applicable to the Groundfloor Common Stock and therefore, you deleted a risk factor addressing restrictions on transfer. We note disclosure on page 60, which provides that holders of Groundfloor Common Stock may not transfer, assign, pledge or otherwise dispose of such shares without the prior written consent of your board of directors. Please revise to include appropriate risk factor disclosure or delete the discussion of transfer restrictions, to the extent not applicable to your common shares.

Plan of Distribution

State Law Exemption and Offerings to "Qualified Purchasers", page 61

5.   We note your response to comment 21 of our letter, and we reissue the comment in part. Your disclosure still states, "[a]s a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state 'Blue Sky' law review, subject to certain state filing requirements and anti- fraud provisions, to the extent that our Notes offered hereby are offered and sold only to 'qualified purchasers'." Please revise to remove the reference to "Notes offered hereby."

Financial Statements

General

6.   Please address the following with respect to your response to our prior comment 22:

- Please revise your summary of significant accounting policies to include a discussion of your accounting policies for placing financing receivables on nonaccrual status and accounting for loans once they have been placed on nonaccrual status. Reference is made to ASC Topic 310-10-50-6.

- Please revise your summary of significant accounting policies to include a discussion of your impairment policies specific to loans to developers.

- In your response you indicate that the company does not differentiate or categorize financing receivables into monitoring classifications based on credit quality. However, we note your disclosure beginning on page 30 classifies loans by letter grade and also classifies loans as to whether they are current, in workout or in fundamental default. Additionally, we note your accounting policy disclosure that you review a loan aging schedule in order to establish your allowance for uncollectable loans. Please explain to us why these are not credit quality indicators, or revise your footnote disclosure accordingly.

- Please explain to us how your tables beginning on page 30 of your filing reconcile to the loans to developers balances on your balance sheets as of December 31, 2016 and June 30, 2017.

Part III – Exhibits, page 63

7.   Please file the form of Investor Agreement and the Common Stock Voting Agreement. Refer to Item 17 of Form 1-A.

8.   We note that you have filed a form of the Preferred Stock Voting Agreement that fails to identify the investors subject to the agreement in Schedule A. Please file an executed copy of the agreement.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at (202) 551-3207 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Nick Bhargava